SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Announcement filed in Les Echos on Monday, December 3, 2007
FINANCIAL NOTICE

TENDER OFFER
FOR COMPANY SHARES, ORNANE AND WARRANTS
INITIATED BY SAP FRANCE
AT A PRICE OF:

€42 per share

€22.55 per 2003 Company Warrant

€24.96 per 2004 Company Warrant

€18.87 per 2005 Company Warrant

€19.69 per 2006 Company Warrant

€12.01 per 2007 Company Warrant

€50.65 per ORNANE
This press release is published by Business Objects pursuant to article 231-28 of the General
Regulations of the French Autorité des marchés financiers (“AMF”).
Pursuant to article 231-28 of the AMF General Regulations, the information related to the legal, financial and accounting characteristics of Business Objects S.A. was filed with the AMF on
December 3, 2007 the day preceding the opening of the offer. This information is available on the website of Business Objects (www.businessobjects.com), as well as on that of the AMF
(www.amf-france.org). Copies of this information may also be acquired free of charge by writing to
Business Objects S.A., 157-159 rue Anatole France in Levallois-Perret (92300).
The note d’information en réponse, established in the context of the tender offer initiated by SAP and having received visa n° 07-426 dated November 27, 2007, is also available on the website of Business
Objects (www.businessobjects.com).
Business Objects also notes that the tender offer initiated by SAP should open on December 4, 2007 and close on January 10, 2008.
Additional Information
The tender offer for the outstanding ordinary shares, the convertible bonds and the warrants of Business Objects has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the convertible bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the final Note d’Information and the final Note en Réponse filed by SAP and by Business Objects, respectively, for which visas were received from the AMF on November 27, 2007, and any updates thereto carefully because these documents contain important information, including the terms and conditions of the tender offer. In addition, Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO and the Schedule 14D-9 to be filed by SAP and Business Objects, respectively, carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of the final Note d’Information and the final Note en Réponse and any other documents filed with the AMF from the AMF’s website (amf-france.org), and any other tender offer documents subsequently filed with the AMF or the SEC from their respective websites (SEC website at www.sec.gov), in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.